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Market Commentary

August 8, 2023

The U.S. stock market rally persisted through July as a slew of positive economic surprises and ebbing inflation pushed out a potential recession's onset and lifted investor hopes the Fed could execute a soft landing. Better-than-expected corporate earnings also buoyed stocks, with around 80 percent of S&P 500 constituents beating previously-lowered consensus estimates. While the market continues to broaden, just seven stocks – Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla – generated most of the robust year-to-date gains. Those seven stocks posted a combined year-to-date return of +66.9 percent on a market-cap-weighted basis versus about +9.1 percent for the rest of the S&P 500.

We expect at least a market pause as investors digest the significant year-to-date returns. Still, we also believe equity returns will broaden as investors discount a better outlook for late 2024 and 2025. Yet, we don't think the economy is out of the woods, and we believe the short and shallow recession nearer-term is still on the table. The U.S. economy has proven incredibly resilient against elevated inflation and tightening monetary policy, with real GDP growing +2.0 percent in the first quarter of 2023 and +2.4 percent in the second quarter.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Senior Vice President and Senior Portfolio Manager Bryce Doty on Fox Business News "Mornings with Maria"

July 25, 2023


Bryce Doty Fox Business News 7 25 2023 ...
Yield:4.886%
BRYCE DOTY | SIT INVESTMENT ASSOCIATES SR VICE PRESIDENT
SHERWIN-WILLIAMS ADJ. EPS BEATS ESTIMATES
$3.29 (ACT) VS. $2.69 (EST)
DOW FUTURES
35,589.00
8.00
+0.02%

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.